Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, July 26, 2024

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, August 2, 2024 to discuss its 2024 second quarter results, which will be announced after the close of markets on Thursday, August 1, 2024 and will be available at that time on its website at www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada and U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, August 16, 2024. The replay may be accessed at (800) 551-8152 (Canada and U.S.) or 1 (203) 369-3810 (International).

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946